Mail Stop 3561

October 26, 2007

Via Facsimile and U.S. Mail 952-897-5096

Wesley W. Winnekins
Health Fitness Corporation
Chief Financial Officer
3600 American Boulevard West
Bloomington, MN 55431

      Re: **Health Fitness Corporation**
               File No: 0-25064
               Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Winnekins:

We have reviewed the above referenced filing and have the following comments. We believe you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations
Dividends to Preferred Shareholders, page 24

1. We note that dividends to preferred shareholders decreased to $96,000 resulting
    from the conversion of the Series B Convertible Preferred Stock on March 10,
    2006. Per Footnote 14 of your Form 10-K for the period ended December 31,
    2005, you had planned to record a deemed dividend of $1,576,454 to preferred
    shareholders as a result of the conversion. Please reconcile the differences in
    these amounts and tell us how your treatment in appropriate.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 36
Software Development Costs, page 36

2. Please explain to us how your capitalization of the $267,000 related to
    "enhancements" is in accordance with EITF 00-2 and paragraphs 24-26 of SOP
    98-1, or other authoritative accounting literature that you have relied upon. If you
    believe other literature is applicable, explain to us the basis for your
    determination.

Note 4: Business Acquisition, page 41

3. We note that in 2006 you invested approximately $1,189,600 related to
    information technology and system development capabilities you acquired from
    HealthCalc, which included research and development of new capabilities. This
    investment appears to indicate that that there were incomplete research and
    development projects as of the date of your acquisition of HealthCalc.
    Accordingly, please explain to us why you did not allocate a portion of the
    purchase price of the HealthCalc acquisition to incomplete research and
    development projects, as discussed in paragraph 42 of SFAS 141.

4. Please provide us an analysis that demonstrates why your accounting for the
    $1,475,000 earnout payment as an increase to goodwill is appropriate. Paragraph
    34 of SFAS 141 states that "if the substance of the agreement for contingent
    consideration is to provide services or use of property or profit sharing, the
    additional consideration given shall be recognized as an expense of the
    appropriate periods (Opinion 16, paragraph 86)." In this regard, we note that the
    two "principal shareholders" of HealthCalc, Peter A. Egan and John F. Ellis, as
    well as Jeff Lietz, entered into employment agreements with Health Fitness
    Corporation. In addition, we note that the employment agreements are linked to
    the December 22, 2005 stock purchase agreement as the employment agreements
    are referred to in Articles IV, V, VI, VII, VIII, and IX of the stock purchase
    agreement. As part of your analysis, address the factors discussed in EITF 95-8,
    provide us a copy of each employment agreement, provide us a copy of each of
    the exhibits to the stock purchase agreement, and provide us a listing of each of
    the shareholders of HealthCalc with their percentage holding of HealhCalc.

Note 14: Business Segments, page 49

5. We note that you do not have any assets that are specifically related solely to either of your two operating segments. We note on page 22, however, that you attribute revenue from the HealthCalc acquisition to the Health Management segment, which appears to indicate that the HealthCalc acquisition has been included in the Health Management segment. Please clarify or revise your disclose to appropriately disclose segment assets.

6. Please disclose the information required by paragraph 45 of SFAS 142 for the allocation of goodwill to each reportable segment.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief